SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2013

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG further strengthens its industry-leading high-end

marine acquisition solutions

Paris, France – June 11th 2013

With Sercel’s launch of the new Sentinel® MS multi-sensor streamer, CGG strengthens its lead in innovative high-end marine acquisition to help clients solve the toughest subsurface imaging challenges.

Since the launch of its flagship broadband marine solution, BroadSeisTM, in 2010, CGG has accelerated its development and successful deployment of unique and pioneering marine seismic innovations made possible by close collaboration between its equipment, acquisition and subsurface imaging specialists. These advances have included the introduction of its broadband marine seismic source, BroadSourceTM, to achieve increased resolution, and the deployment of StagSeisTM full-azimuth and long-offset configurations to deliver the best illumination of complex targets in the Gulf of Mexico. For 4D acquisition, BroadSeis has also demonstrated its full backward and forward compatibility with all streamer types and geometries, providing the highest-resolution 4D signal and quantitative inversion results from enhanced low frequencies.

BroadSeis has delivered excellent results around the world, including the broadest overall bandwidth and unquestionably the most low-frequency information, confirming its position as the industry benchmark broadband solution. Over 50 BroadSeis surveys have been acquired to date, whether in the Gulf of Mexico subsalt, the presalt offshore Angola and Brazil, the North Sea and the Asia-Pacific region, totalling over 100,000 km2 of 3D, including 16,000 km2 of wide-azimuth (WAZ) data, as BroadSeis is the only industry broadband technique used to acquire WAZ surveys.

A driving force behind these recent innovations has been the deployment of the Sercel Sentinel solid streamer, the quietest streamer in the industry, across the CGG fleet. Today’s launch of the new Sercel Sentinel MS streamer will therefore herald the next evolution of CGG marine acquisition solutions. With the combination of the new directional sampling capability of Sentinel MS, the exceptional broadband resolution of BroadSeis, and the full-azimuth and long-offset configuration of StagSeis, CGG is moving to the next step in delivering the most detailed subsurface information to its clients.

Benoît Ribadeau-Dumas, SEVP, Marine Business Line, CGG, said: “The launch of Sercel’s Sentinel MS brings another high-end tool to our already powerful portfolio of marine acquisition technologies. Our true broadband solution, BroadSeis, based on the Sentinel streamer and specific acquisition and processing technologies, delivers the full six octaves of bandwidth and is now the industry reference for marine broadband seismic acquisition. We look forward to taking advantage of the new capabilities of the Sentinel MS to enhance BroadSeis even further and provide the most accurate image of our clients’ reservoirs.”

Jean-Georges Malcor, CEO, CGG, said: “As the geological settings for future oil and gas become increasingly complex, the ability to bring intelligence and knowledge to the seismic data workflow is increasingly critical. CGG, as an integrated geoscience company, can harness a unique combination of sophisticated equipment, in-depth acquisition expertise and cutting-edge geoscience technologies to design the solutions needed by our clients. This is how we developed BroadSeis and StagSeis. With the addition of Sentinel MS, we are taking our marine solutions to the next level for unrivalled performance.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contact

Investor Relations

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 11th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP